Exhibit 99.1

Dragon Victory International Limited Enters into Strategic Cooperation Agreement with Shenzhen Wedo Union Technology Co., Ltd for Incubation Services Upgrade

HANGZHOU, China, November 14, 2017 -- Dragon Victory International Limited (NASDAQ: LYL or the “Company”), a company that offers reward-based crowdfunding opportunities and quality incubation services to entrepreneurs in China, today announced that the Company has entered into a Strategic Cooperation Agreement (the "Agreement") with Shenzhen Wedo Union Technology Co., Ltd. (“Wedo Union”), a leading provider of shared workspace, community, and incubation services for entrepreneurs, freelancers, startups and small businesses, for incubation services upgrade in China.

The objective of the collaboration between LYL and Wedo Union is to launch a new model of “crowd-creating, crowdfunding, crowdsourcing, and crowd-serving”. This new model’s primary target is venture capital investors. Through the implementation of the new model, venture capital investors will enjoy funds and policies dual services while both parties will realize the strategic goals of resource integration, project excavation, innovation incubation, joint office, technical reserve and enterprise services.

Pursuant to the Agreement, both parties will conduct a close and extensive cooperation in business information sharing, business projects docking as well as venture capital investment. LYL will raise funding for Wedo Union’s incubation projects and plans to establish a specific venture capital fund and a crowd-creating industry park with Wedo Union. Wedo Union will provide shared office spaces and incubation services to high-quality projects that utilize the platform of LYL, including but not limited to hardware and software installation, operation management guidance, investment strategy consulting, media training, technical VC, expert think tank, investment and financing services.

Mr. Jianjun Sun, Chairman and Chief Executive Officer of Dragon Victory International Limited, commented, “We believe working with Wedo Union, who is an important partner in the incubation industry, provides us with both incentives to jointly grow our presence in China. Both Dragon Victory’s team and Wedo Union’s team are experienced in their respective fields and we will work closely to ensure that our customers in China will get first class incubation service.”

Mr. Xiaohua Gu, Chief Financial Officer of LYL, added, “We envision this collaboration will be a core strategy in our incubation services upgrade. We are fortunate to have the opportunity to develop a strong base of operations with Wedo Union and believe this cooperation is a perfect complement to our existing business. We believe this Agreement will be extremely beneficial to both companies as we expand and optimize our business in China."

About Dragon Victory International Limited

Shenzhen Wedo Union Technology Co., Ltd (“Wedo Union”) is a Chinese company with headquarters in Shenzhen, China. Wedo Union is an innovative community-based co-working space + incubator for entrepreneurs, freelancers, startups, small businesses including investment and financing services, technology VCs, media services, expert think tank, well-known corporate business docking as well as New OTC Market listing services in China. Wedo Union and BlueFocus Ventures (SNK Ventures) co-sponsor Wedo Fund, a $ 10 Million Venture Capital Fund, to invest and incubate early high-quality start-ups with comprehensive supports. Wedo Union have successfully built connections with over 100 investment institutions, 200 related services providers and 20 large business channels. Successful incubated startups include Shenzhen Jiatai Intelligence Co., Ltd, Cool Office Technology Co., Ltd and Shenzhen Yi Chen Virtual Reality Technology Co., Ltd. Wedo Union has become one of the largest brands of co-working in southern China. Wedo Union is now awarded as National Maker Space, Drafter of China Maker Space (Co-working) Service Standards, China’s top 10 Co-working Spaces, Vice president unit of China Real Estate Chamber of Commerce’ Co-working Branch, Xue Manzi’s NEEQ Incubator, Shenzhen’s first batch of Maker Space Examples and "Entrepreneurial Star" Incubation Base of Nanshan District. More information is available at www.wedounion.com.

About Shenzhen Wedo Union Technology Co., Ltd

Shenzhen Wedo Union Technology Co., Ltd (“Wedo”) is a Chinese company with headquarters in Shenzhen, China. Wedo shares workspace, community, and related incubations services for entrepreneurs, freelancers, startups, small businesses including investment and financing services, technology VCs, media in-car, Expert think tank, well-known business docking as well as New OTC Market listing services in China. Wedo and BlueScope Ventures (Snooker) co-sponsor WedTone Ventures, a $ 10 Million Venture Capital Fund, to invest and incubate early high-quality start-ups with comprehensive supports. Wedo have successfully built connections with over 100 investment institutions, 200 related services providers and 20 large business channels. Successful incubated startups include Shenzhen Jiatai Intelligence Co., Ltd, Cool Office Technology Co., Ltd and Shenzhen Yi Chen Virtual Reality Technology Co., Ltd.

More information is available at www.wedounion.com.

Forward-Looking Statements

This press release contains information about the Company’s view of its future expectations, plans and prospects that constitute forward-looking statements. Actual results may differ materially from historical results or those indicated by these forward-looking statements as a result of a variety of factors including, but not limited to, risks and uncertainties associated with its ability to raise additional funding, its ability to maintain and grow its business, variability of operating results, its ability to maintain and enhance its brand, its development and introduction of new products and services, the successful integration of acquired companies, technologies and assets into its portfolio of products and services, marketing and other business development initiatives, competition in the industry, general government regulation, economic conditions, dependence on key personnel, the ability to attract, hire and retain personnel who possess the technical skills and experience necessary to meet the requirements of its clients, and its ability to protect its intellectual property. The Company encourages you to review other factors that may affect its future results in the Company’s registration statement and in its other filings with the Securities and Exchange Commission.

For more information, please contact:

Company Contact:
Fred Gu, Chief Financial Officer
Email: gxh@dvintinc.com

Investor Contact:
Tina Xiao, President
Ascent Investor Relations LLC
Email: tina.xiao@ascent-ir.com
Phone: +1-917-609-0333